Filed pursuant to Rule 433
Registration Statement No 333-140456
Dated October 17, 2007

Capped Principal Protected Note Linked to the Dow Jones Euro STOXX 50® Index, the FTSETM 100 Index, the TOPIX® Index and the Swiss Market Index®

October 17, 2007
Amended Final Terms

Issuer:	Eksportfinans ASA

Underlying Basket:

	Bloomberg	Initial Weight
Underlying Basket Index	Ticker	(%)
Dow Jones Euro STOXX 50® Index	SX5E	34
FTSETM 100 Index	UKX	30
TOPIX® Index	TPX	27
Swiss Market Index®	SMI	9

Currency:	United States dollars ($ or USD)

Face Amount:	Each note will have a face amount equal to $1,000; $38,554,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the Trade Date but prior to the Settlement Date at an issue price (and underwriting discount and net proceeds) that differs from the Original Issue Price.

First Tranche Offering, 10/4/07:	$37,151,000 face amount
Second Tranche Offering, 10/17/07:	$1,403,000 face amount

Issue Price on First Tranche:	100% of face amount
Issue Price on Second Tranche:	100.02% of face amount

Proceeds to Issuer on First Tranche:	$997.50 per note
Proceeds to Issuer on Second Tranche:	$997.70 per note

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Underwriting Discount:	$2.50 per note

Trade Date of First Tranche:	October 4, 2007
Trade Date of Second Tranche:	October 17, 2007

Settlement Date:	October 19, 2007

Stated Maturity Date:	May 19, 2010, unless postponed due to a market disruption event

Determination Date:	May 6, 2010, unless postponed due to a market disruption event

Initial Underlier Levels:	SX5E:	4420.39
	UKX:	6547.90
	TPX:	1655.60
	SMI:	9053.36

Final Underlier Level:	For each underlier, the closing level of each underlier as determined on the Determination Date

SX5E Return:	(Final Dow Jones Euro STOXX 50® Index level — Initial Dow Jones Euro STOXX 50® Index level) / Initial Dow Jones Euro STOXX 50® Index level, expressed as a percentage

UKX Return:	(Final FTSETM 100 Index level — Initial FTSETM 100 Index level) / Initial FTSETM 100 Index level, expressed as a percentage

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TPX Return:	(Final TOPIX® Index level — Initial TOPIX® Index level) / Initial TOPIX® Index level, expressed as a percentage

SMI Return:	(Final Swiss Market Index® level — Initial Swiss Market Index® level) / Initial Swiss Market Index® level, expressed as a percentage

Initial Basket Level:	The Initial Basket Level is set at USD 100

Final Basket Level:	Expressed in USD, the sum of:

(a) 100;
(b) 100 x SX5E initial weight x SX5E return;
(c) 100 x UKX initial weight x UKX return;
(d) 100 x TPX initial weight x TPX return; and
(e) 100 x SMI initial weight x SMI return.

Basket Return:	The result of (i) the Final Basket Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a percentage.

Basket Cap:	135.5% of the Initial Basket Level

Minimum Redemption:	Face Amount x 97%

Maximum Redemption:	Face Amount x 132.5%

Downside Threshold:	3%

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Basket Level is greater than or equal to the Basket Cap,
Maximum Redemption

If the Final Basket Level is greater than the Initial Basket Level but less than the Basket Cap,
Face Amount x (1 + Basket Return — Downside Threshold)

If the Final Basket Level is less than or equal to the Initial Basket Level,
Minimum Redemption
This note is 97% principal protected.

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

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CUSIP:	R2188Y874

ISIN:	USR2188Y8749
Disclaimers
The Dow Jones Euro STOXX 50® is the intellectual property of (including registered trademarks) Stoxx Limited, Zurich, Switzerland and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA, (the “Licensors”), which is used under license. The securities based on the Index are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto.
“FTSE™” and “Footsie®” are trade marks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under licence. The FTSE™ 100 Index is calculated by FTSE International Limited in conjunction with the Institute of Actuaries. FTSE International Limited accepts no liability in connection with the trading of any products on the Index. All copyright in the index values and constituent list vests in FTSE International Limited. The issuer has obtained full licence from FTSE International Limited to use such rights in the creation of this product.
TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.
The copyright of TOPIX and other intellectual property rights related to “TOPIX” and “TOPIX Index” belong solely to the Tokyo Stock Exchange. No notes relating to a TSE Index are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange and the Tokyo Stock Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of any TSE Index or the figure at which any TSE Index stands on any particular day or otherwise. Each TSE Index is complied and calculated solely by the Tokyo Stock Exchange. However, the Tokyo Stock Exchange shall not be liable to any person for any error in any TSE Index and the Tokyo Stock Exchange shall not be under any obligation to advise any person, including a purchaser or vender of any notes, of any error therein.
The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof. The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value. No Licensed Products are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the Licensed Products or an advice on investments to any purchaser of the Licensed Products or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the Licensed Products, for

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calculation of the TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the Licensed Products.
The securities described in this term sheet are not sponsored, ceded, sold or promoted by the SWX Swiss Exchange. Any and all liability on the part of the SWX Swiss Exchange is excluded. The SMI® is a registered trademark of SWX Swiss Exchange, and any use thereof requires a license.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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